Filed by: HUSKY ENERGY INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: MEG ENERGY CORP

Form F-80 File No.: 333-227663

Husky Energy Inc. (“Husky”) has used or made available the following communication:

Exhibit 1:

Husky press release, issued January 17, 2019, announcing that Husky’s offer for shares of MEG Energy expired on January 16 and that the minimum tender condition was not met. Due to insufficient MEG Board and shareholder support, Husky has decided not to extend its offer.

NOTICE TO U.S. HOLDERS

Husky has filed a registration statement on Form F-80, including the offer to purchase and takeover bid circular and related documents, with the United States Securities and Exchange Commission (the “SEC”) in respect to shares of Husky offered or to be issued under the registration statement to US holders of MEG Energy Corp. shares in connection with the tender offer referred to in the attached press release. HUSKY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF HUSKY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding Husky or such transaction involving the issuance of Husky’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for Husky, or on request without charge from the Senior Vice President, General Counsel & Secretary of Husky, at 707 8th Avenue S.W. Calgary, Alberta, or 403-298-6111.

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Exhibit 1

Husky Offer For MEG Expires Without Extension

Offer expired January 16 with minimum tender condition not met

Husky will not extend its offer given lack of MEG Board and shareholder support

Company to focus on developing its deep portfolio of organic growth projects as set out at Investor Day on May 28, 2018

Potential divestment of Husky’s retail business and Prince George Refinery will continue; proceeds provide for enhanced cash returns to shareholders and accelerating organic growth investments

Husky Energy today announced that its offer for MEG Energy expired on January 16 and that the minimum tender condition was not met. Due to insufficient MEG Board and shareholder support, Husky has decided not to extend its offer.

Since the offer commenced 105 days ago, there have been several negative surprises in the business and economic environment, including:

•	The Government of Alberta departed from free market principles, introducing uncertainty through the imposition of government-mandated production cuts
•	Continued lack of meaningful progress on Canadian oil export pipeline developments

“Given the outcome of the tender process, Husky will continue to focus on capital discipline and the delivery of the five-year plan we set out at our Investor Day in May 2018,” said CEO Rob Peabody. “We are investing in reliable, higher margin production growth that continues to lower the oil price we need to break even. Both our Integrated Corridor and high-netback Offshore businesses receive global pricing and provide insulation from ongoing commodity price volatility.”

Record daily production rates were achieved at the Sunrise Energy Project (62,600 barrels per day (bbls/day) gross) and Tucker Thermal Project (31,700 bbls/day) in the fourth quarter of 2018. Sunrise has been in operation since 2015, with significant investments made to enhance production over the past three years. Husky continues to work with the Alberta government to mitigate inequities in the curtailment methodology, costs and other unintended consequences.

Husky’s financial priorities are to maintain a strong balance sheet, return cash to shareholders through a dividend and to invest in a deep portfolio of organic projects, which further improves its resiliency and provides for strong and stable free cash flow.

All MEG shares that have been tendered to the offer will be promptly returned to shareholders.

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson 403-523-2395	Mel Duvall 403-513-7602

Leo Villegas 403-513-7817

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to: Husky’s business strategy and the potential divestment of the Company’s retail business and Prince George Refinery and the use of proceeds therefrom.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains reference to the term “free cash flow”, which does not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure is not used to enhance reported financial performance or position. This measure is a useful complementary measures in assessing financial performance, efficiency and liquidity.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period.

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Free cash flow equals cash flow – operating activities plus change in non-cash working capital less capital expenditures and investment in joint ventures.

NOTICE TO U.S. HOLDERS OF MEG SHARES

Consistent with applicable U.S. securities laws, the Company is providing the following advisory:

The Company has filed a registration statement covering the offer and sale of the Company’s shares in the acquisition with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale includes various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403-298-6111.

The Company is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular (or any applicable supplement) may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular (or any applicable supplement), and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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